Prospectus Supplement No. 2 To Prospectus dated March 23, 2021	Filed Pursuant to Rule 424(b)(3) Registration Statement No. 333-239958

GEOVAX LABS, INC.

Up to 1,869,966 Warrants to Purchase Common Stock

We are supplementing the prospectus dated March 23, 2021 covering the sale of up to 1,869,966 shares of common stock, $0.001 par value, underlying warrants previously issued by us that are issuable at a price of $5.00 per share from time to time upon exercise of outstanding warrants (the “September Warrants”) issued to investors in our September 2020 public offering, the issuance of which was previously registered on a Registration Statement on Form S-1 (File No. 333- 239958).

This prospectus supplement supplements information contained in the prospectus dated March 23, 2021 and should be read in conjunction therewith, including any previous supplements and amendments thereto, which are to be delivered with this prospectus supplement.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus dated March 23, 2021, including any previous supplements and amendments thereto.

Investing in our common stock involves certain risks. See “Risk Factors” beginning on page 6 of the prospectus dated March 23, 2021 for a discussion of these risks.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement in truthful or complete. Any representation to the contrary is a criminal offense.

QUARTERLY FINANCIAL STATEMENTS

We are supplementing the prospectus to add certain information contained in our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2021, which was filed with the Securities and Exchange Commission on August 11, 2021.

The date of this Prospectus Supplement is August 11, 2021.

TABLE OF CONTENTS

		Page
PART I – FINANCIAL INFORMATION
Item 1	Financial Statements	1
Item 2	Management's Discussion and Analysis of Financial Condition and Results of Operations	8
Item 3	Quantitative and Qualitative Disclosures About Market Risk	13
Item 4	Controls and Procedures	13

Part I -- FINANCIAL INFORMATION

Item 1         Financial Statements

GEOVAX LABS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2021	2020
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$19,538,513	$9,883,796
Grant funds and other receivables	-	182,663
Prepaid expenses and other current assets	118,038	168,689
Total current assets	19,656,551	10,235,148
Property and equipment, net	149,799	147,741
Deposits	11,010	11,010

Total assets	$19,817,360	$10,393,899

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$289,680	$267,702
Accrued expenses	69,342	359,281
Current portion of notes payable	-	183,326
Total current liabilities	359,022	810,309
Note payable, net of current portion	-	14,738
Total liabilities	359,022	825,047

Commitments (Note 8)

Stockholders’ equity:
Preferred Stock, $.01 par value:
Authorized shares – 10,000,000
Series B convertible preferred stock, $1,000 stated value; -0- and 100 shares issued and outstanding at June 30, 2021 and December 31, 2020, respectively	-	76,095
Common stock, $.001 par value:
Authorized shares – 600,000,000
Issued and outstanding shares – 6,327,702 and 3,834,095 at June 30, 2021 and December 31, 2020, respectively	6,328	3,834
Additional paid-in capital	68,134,402	55,294,504
Accumulated deficit	(48,682,392)	(45,805,581)
Total stockholders’ equity	19,458,338	9,568,852

Total liabilities and stockholders’ equity	$19,817,360	$10,393,899

See accompanying notes to condensed consolidated financial statements.

GEOVAX LABS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Grant and collaboration revenue	$79,708	$440,602	$190,125	$1,156,579

Operating expenses:
Research and development	832,835	461,421	1,435,618	1,270,357
General and administrative	733,499	427,292	1,805,209	929,637
Total operating expenses	1,566,334	888,713	3,240,827	2,199,994

Loss from operations	(1,486,626)	(448,111)	(3,050,702)	(1,043,415)

Other income (expense):
Interest income	1,068	60	3,121	812
Interest expense	(531)	(7,153)	(1,286)	(8,295)
Gain on debt extinguishment	172,056	-	172,056	-
Total other income (expense)	172,593	(7,093)	173,891	(7,483)

Net loss	$(1,314,033)	$(455,204)	$(2,876,811)	$(1,050,898)

Basic and diluted:
Net loss per common share	$(0.21)	$(0.66)	$(0.49)	$(2.27)
Weighted average shares outstanding	6,322,799	691,155	5,830,165	462,775

See accompanying notes to condensed consolidated financial statements.

GEOVAX LABS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIENCY)

(Unaudited)

	Three-Month and Six-Month Periods Ended June 30, 2021
							Total
	Preferred Stock		Common Stock		Additional	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Equity
Balance at December 31, 2020	100	$76,095	3,834,095	$3,834	$55,294,504	$(45,805,581)	$9,568,852
Sale of common stock for cash	-	-	1,644,000	1,644	9,407,276	-	9,408,920
Issuance of common stock upon warrant exercise	-	-	835,900	836	3,173,320	-	3,174,156
Issuance of common stock for services	-	-	1,472	1	5,999	-	6,000
Stock option expense	-	-	-	-	56,190	-	56,190
Net loss for the three months ended March 31, 2021	-	-	-	-	-	(1,562,778)	(1,562,778)
Balance at March 31, 2021	100	76,095	6,315,467	6,315	67,937,289	(47,368,359)	20,651,340
Repurchase of preferred stock	(100)	(76,095)	-	-	75,095	-	(1,000)
Issuance of common stock for services	-	-	12,235	13	65,828	-	65,841
Stock option expense	-	-	-	-	56,190	-	56,190
Net loss for the three months ended June 30, 2021	-	-	-	-	-	(1,314,033)	(1,314,033)
Balance at June 30, 2021	-	$-	6,327,702	$6,328	$68,134,402	$(48,682,392)	$19,458,338

	Three-Month and Six-Month Periods Ended June 30, 2020
							Total
	Preferred Stock		Common Stock		Additional	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Equity (Deficiency)
Balance at December 31, 2019	2,486	$1,932,433	14,992	$15	$39,340,509	$(42,847,513)	$(1,574,556)
Sale of convertible preferred stock for cash	300	300,000	-	-	-	-	300,000
Conversion of preferred stock to common stock	(2,386)	(1,856,338)	674,068	674	1,855,664	-	-
Issuance of common stock for services	-	-	521	1	5,999	-	6,000
Net loss for the three months ended March 31, 2020	-	-	-	-	-	(595,694)	(595,694)
Balance at March 31, 2020	400	376,095	689,581	690	41,202,172	(43,443,207)	(1,864,250)
Issuance of common stock for services	-	-	2,124	2	11,998	-	12,000
Warrants issued in bridge financing	-	-	-	-	457,833	-	457,833
Net loss for the three months ended June 30, 2020	-	-	-	-	-	(455,204)	(455,204)
Balance at June 30, 2020	400	$376,095	691,705	$692	$41,672,003	$(43,898,411)	$(1,849,621)

See accompanying notes to consolidated financial statements.

GEOVAX LABS, INC. CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Six Months Ended June 30,
	2021	2020
Cash flows from operating activities:
Net loss	$(2,876,811)	$(1,050,898)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	17,871	7,033
Stock-based compensation expense	198,821	18,000
Gain on debt extinguishment	(172,056)	-
Changes in assets and liabilities:
Grant funds and other receivables	182,663	(118,560)
Prepaid expenses and other current assets	36,051	54,850
Accounts payable and accrued expenses	(266,105)	164,082
Total adjustments	(2,755)	125,405
Net cash used in operating activities	(2,879,566)	(925,493)

Cash flows from investing activities
Purchase of equipment	(19,929)	-
Net cash used in investing activities	(19,929)	-

Cash flows from financing activities:
Net proceeds from sale of common stock	9,408,920	-
Net proceeds from sale of preferred stock	-	300,000
Net proceeds from warrant exercises	3,174,156	-
Net proceeds from bridge financing	-	888,500
Net proceeds from issuance of note payable	-	170,200
Repurchase of preferred stock	(1,000)	-
Principal repayment of note payable	(27,864)	(5,866)
Net cash provided by financing activities	12,554,212	1,352,834

Net increase in cash and cash equivalents	9,654,717	427,341
Cash and cash equivalents at beginning of period	9,883,796	283,341

Cash and cash equivalents at end of period	$19,538,513	$710,682

Supplemental disclosure of non-cash financing activities:

During the six months ended June 30, 2021, 145,866 shares of common stock were issued upon the cashless exercise of 188,668 stock purchase warrants, and $172,056 of principal and accrued interest related to the PPP note payable was extinguished upon loan forgiveness by the lender (see Note 7).

During the six months ended June 30, 2020, 1,686 shares of Series H Convertible Preferred Stock were converted into 469,697 shares of common stock and 700 shares of Series I Convertible Preferred Stock were converted into 204,371 shares of common stock.

See accompanying notes to condensed consolidated financial statements.

GEOVAX LABS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2021

(unaudited)

1.	Description of Business

GeoVax Labs, Inc. (“GeoVax” or the “Company”), is a clinical-stage biotechnology company developing immunotherapies and vaccines against infectious diseases and cancers using a novel vector vaccine platform (Modified Vaccinia Ankara (MVA) Virus-Like Particle, or “GV-MVA-VLPTM”). In this platform, MVA, a large virus capable of carrying several vaccine antigens, expresses proteins that assemble into highly effective VLP immunogens in the person being vaccinated. The MVA-VLP virus replicates to high titers in approved avian cells for manufacturing but cannot productively replicate in mammalian cells. Therefore, the MVA-VLP derived vaccines can elicit durable immune responses in the host similar to a live attenuated virus, while providing the safety characteristics of a replication-defective vector.

Our current development programs are focused on preventive vaccines against novel coronavirus (COVID-19), Zika Virus, hemorrhagic fever viruses (Ebola, Sudan, Marburg, Lassa), Human Immunodeficiency Virus (HIV), and malaria, as well as immunotherapies for solid tumor cancers. Certain of our vaccine development activities have been, and continue to be, financially supported by the U.S. Government. This support has been both in the form of research grants and contracts awarded directly to us, as well as indirect support for the conduct of preclinical animal studies and human clinical trials.

GeoVax is incorporated under the laws of the State of Delaware and our principal offices are located in the metropolitan Atlanta, Georgia area.

2.	Basis of Presentation

The accompanying condensed consolidated financial statements at June 30, 2021 and for the three-month and six-month periods ended June 30, 2021 and 2020 are unaudited, but include all adjustments, consisting of normal recurring entries, which we believe to be necessary for a fair presentation of the dates and periods presented. Interim results are not necessarily indicative of results for a full year. The financial statements should be read in conjunction with our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2020. We expect our operating results to fluctuate for the foreseeable future; therefore, period-to-period comparisons should not be relied upon as predictive of the results in future periods.

We enacted reverse stock splits of our common stock on September 25, 2020 (1-for-20) and on January 21, 2020 (1-for-2,000). The accompanying financial statements, and all share and per share information contained herein, have been retroactively restated to reflect the reverse stock splits.

Our financial statements have been prepared assuming that we will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business for at least the twelve-month period following the issue date of these consolidated financial statements. We are devoting substantially all of our present efforts to research and development of our vaccine and immunotherapy candidates. We have funded our activities to date from sales of our equity securities, government grants and clinical trial assistance, and corporate and academic collaborations.

We expect to incur future net losses and require substantial funds as we continue our research and development activities. Our transition to profitability will be dependent upon, among other things, the successful development and commercialization of our product candidates. We may never achieve profitability or positive cash flows, and unless and until we do, we will continue to need to raise additional funding. We intend to fund future operations through additional private and/or public offerings of debt or equity securities. In addition, we may seek additional capital through arrangements with strategic partners or from other sources. There can be no assurance that we will be able to raise additional funds or achieve or sustain profitability or positive cash flows from operations.

3.	Significant Accounting Policies and Recent Accounting Pronouncements

We disclosed in Note 2 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2020 those accounting policies that we consider significant in determining our results of operations and financial position. During the six months ended June 30, 2021, there have been no material changes to, or in the application of, the accounting policies previously identified and described in the Form 10-K, and there have been no other recent accounting pronouncements or changes in accounting pronouncements which we expect to have a material impact on our financial statements.

4.	Basic and Diluted Loss Per Common Share

Basic and diluted loss per common share are computed based on the weighted average number of common shares outstanding. Common share equivalents consist of common shares issuable upon conversion of convertible preferred stock, and upon exercise of stock options and stock purchase warrants. All common share equivalents are excluded from the computation of diluted loss per share since the effect would be anti-dilutive. The weighted average number of common share equivalents which were excluded from the computation of diluted loss per share, totaled 583,336 and 503,785 shares for the three-month and six-month periods ended June 30, 2021, respectively, as compared to 67,009 and 55,191 shares for the three-month and six-month periods ended June 30, 2020, respectively.

5.	Property and Equipment

Property and equipment as shown on the accompanying Condensed Consolidated Balance Sheets is composed of the following as of June 30, 2021 and December 31, 2020:

	June 30, 2021	December 31, 2020
Laboratory equipment	$543,912	$532,100
Leasehold improvements	115,605	115,605
Other furniture, fixtures & equipment	19,853	11,736
Total property and equipment	679,370	659,441
Accumulated depreciation and amortization	(529,571)	(511,700)
Property and equipment, net	$149,799	$147,741

6.	Accrued Expenses

Accrued expenses as shown on the accompanying Condensed Consolidated Balance Sheets are composed of the following as of June 30, 2021 and December 31, 2020:

	June 30, 2021	December 31, 2020
Accrued salaries and directors’ fees	$-	$279,696
Other accrued expenses	69,342	79,585
Total accrued expenses	$69,342	$359,281

7.	Notes Payable

GRA Note – On February 28, 2018, we entered into a Senior Note Purchase Agreement with Georgia Research Alliance, Inc. (GRA) pursuant to which we issued a five-year Senior Promissory Note (the “GRA Note”) to GRA in exchange for $50,000. The GRA Note bore an annual interest rate of five percent. Interest expense related to the GRA Note for the three-month and six-month periods ended June 30, 2021 was $297 and $633, respectively, as compared to $448 and $933, respectively, for the same periods of 2020. During May 2021, we repaid the remaining principal balance of $22,737 and retired the GRA Note.

CARES Act Paycheck Protection Program Loan – On April 17, 2020, we received a $170,200 bank loan backed by the United States Small Business Administration (SBA) pursuant to the Paycheck Protection Program (PPP) provisions of the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan bore an annual interest rate of one percent. We recorded accrued interest expense related to the PPP Loan of $233 and $653 for the three-month and six-month periods ended June 30, 2021, respectively, as compared to $345 and $345, respectively, for the same periods of 2020. During May 2021, upon receiving payment from the SBA, the lender forgave the full principal balance of $170,200 together with $1,856 of accrued interest and extinguished the PPP Loan.

8.	Commitments

Lease Agreement

We lease approximately 8,400 square feet of office and laboratory space pursuant to an operating lease which expires on December 31, 2022. Rent expense for the three-month and six-month periods ended June 30, 2021 was $42,803 and $85,607, respectively, as compared to $41,539 and $83,078, respectively, for the same periods of 2020. Future minimum lease payments total $85,607 for the remainder of 2021 and $176,356 in 2022, although the lease may be terminated at any time by either party with ninety days’ written notice.

Other Commitments

In the normal course of business, we enter into various firm purchase commitments related to production and testing of our vaccine, conduct of research studies, and other activities. As of June 30, 2021, there are approximately $1,047,000 of unrecorded outstanding purchase commitments to our vendors and subcontractors, all of which we expect will be due in 2021. We expect $211,326 of this amount to be reimbursable to us pursuant to existing government grants.

9.	Stockholders’ Equity

Preferred Stock – On June 7, 2021, we repurchased the remaining 100 shares of our Series B Convertible Preferred Stock for a total price of $1,000. As of June 30, 2021, there are no shares of our preferred stock outstanding.

Public Offering – On February 11, 2021, we closed an underwritten bought deal public offering of 1,644,000 shares of our common stock, including 204,000 shares sold pursuant to the full exercise of the underwriter’s option to purchase additional shares, at a price to the public of $6.25 per share. Net proceeds after deducting underwriting discounts and commissions and other offering expenses were approximately $9.4 million. Additionally, we issued to the underwriter, as a portion of the underwriting compensation, warrants to purchase up to a total of 72,000 shares of our common stock. The shares subject to the underwriter’s warrant agreement are exercisable at $6.875 per share, are initially exercisable 180 days after the effective date of the offering and have a term of three years from their initial exercise date.

Stock Options – We have a stock-based incentive plan (the “2020 Plan”) pursuant to which our Board of Directors may grant stock options and other stock-based awards to our employees, directors and consultants. A total of 1,500,000 shares of our common stock are reserved for issuance pursuant to the 2020 Plan. During the six months ended June 30, 2021, there were no stock option transactions related to the 2020 Plan. As of June 30, 2021, there were 602,000 stock options outstanding, with a weighted-average exercise price of $2.79 per share and a weighted-average remaining term of 9.4 years.

Stock Purchase Warrants – During January and February 2021, 188,688 stock purchase warrants were exercised on a “cashless” basis, resulting in the issuance of 145,866 shares of our common stock, and 690,034 stock purchase warrants were exercised for cash, resulting in the issuance of 690,034 shares of our common stock for net proceeds to us of $3,174,156. As of June 30, 2021, there are 2,793,635 stock purchase warrants outstanding, with a weighted-average exercise price of $5.07 per share and a weighted-average remaining term of 4.1 years.

Other Common Stock Transactions – During the six months ended June 30, 2021, we issued 13,707 shares of our common stock pursuant to consulting agreements (see Note 10).

10.	Stock-Based Compensation Expense

Stock-based compensation expense related to employee and director stock options was $56,190 and $112,380 during the three-month and six-month periods ended June 30, 2021, respectively; there was no stock-based compensation expense related to employee stock options during the comparable periods of 2020. Stock-based compensation expense related to stock options is recognized on a straight-line basis over the requisite service period for the award and is allocated to research and development expense or general and administrative expense based upon the related employee classification. As of June 30, 2021, there is $543,130 of unrecognized compensation expense that we expect to recognize over a weighted-average period of 2.4 years.

During the three-month and six-month periods ended June 30, 2021, we recorded stock-based compensation expense of $30,573 and $51,173, respectively, associated with common stock issued for consulting services, as compared to $12,000 and $18,000, respectively, during the comparable periods of 2020. As of June 30, 2021, there is $69,333 recorded as a prepaid expense for these arrangements, which will be recognized as expense over the terms of the related agreements.

11.	Income Taxes

Because of our historically significant net operating losses, we have not paid income taxes since inception. We maintain deferred tax assets that reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. These deferred tax assets are comprised primarily of net operating loss carryforwards and also include amounts relating to nonqualified stock options and research and development credits. The net deferred tax asset has been fully offset by a valuation allowance because of the uncertainty of our future profitability and our ability to utilize the deferred tax assets. Utilization of operating losses and credits will be subject to substantial annual limitations due to ownership change provisions of Section 382 of the Internal Revenue Code. The annual limitation may result in the expiration of net operating losses and credits before utilization.

12.	Grants and Collaboration Revenue

We receive payments from government entities under our grants from the National Institute of Allergy and Infectious Diseases (NIAID) and from the U.S. Department of Defense in support of our vaccine research and development efforts. We record revenue associated with government grants as the reimbursable costs are incurred. During the three-month and six-month periods ended June 30, 2021, we recorded $79,708 and $190,125, respectively, of revenues associated with these grants, as compared to $301,493 and $955,514, respectively, for the comparable periods of 2020. During the three-month and six-month periods ended June 30, 2020, we also recorded $139,109 and $201,065, respectively, of revenues associated with research collaboration agreements with third parties. As of June 30, 2021, there is an aggregate of $275,302 in approved grant funds which we expect to utilize during the remainder of 2021.

Item 2         Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is intended to help the reader understand our results of operations and financial condition. This MD&A is provided as a supplement to, and should be read in conjunction with, our condensed consolidated financial statements and the accompanying notes thereto and other disclosures included in this Quarterly Report on Form 10-Q (this “Report”), and our audited financial statements and the accompanying notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the Securities and Exchange Commission on March 23, 2021.

Forward-Looking Statements

Information included in this Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are not statements of historical facts, but rather reflect our current expectations concerning future events and results. We generally use the words “believes,” “expects,” “intends,” “plans,” “anticipates,” “likely,” “will” and similar expressions to identify forward-looking statements. All statements in this Report, other than statements of historical facts, including statements regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans, intentions, expectations and objectives could be forward-looking statements. Such forward-looking statements, including those concerning our expectations, involve risks, uncertainties and other factors, some of which are beyond our control, which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and factors include, but are not limited to, those factors set forth in our Annual Report on Form 10-K for the fiscal year ended December 31, 2020. We operate in a highly competitive, highly regulated and rapidly changing environment and our business is constantly evolving. Therefore, it is likely that new risks will emerge, and that the nature and elements of existing risks will change, over time. It is not possible for management to predict all such risk factors or changes therein, or to assess either the impact of all such risk factors on our business. We assume no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented in this Report.

Overview

GeoVax is a clinical-stage biotechnology company developing immunotherapies and vaccines against cancers and infectious diseases using a novel vector vaccine platform (Modified Vaccinia Ankara-Virus Like Particle or “GV-MVA-VLP™”). Our current development programs are focused on preventive vaccines against novel coronavirus (COVID-19), Zika Virus, hemorrhagic fever viruses (Ebola, Sudan, Marburg, Lassa), Human Immunodeficiency Virus (HIV), and malaria, as well as immunotherapies for solid tumor cancers.

For our infectious disease vaccines, our recombinant MVA vector expresses target proteins on highly immunogenic VLPs in the person being vaccinated, with the intended result of producing durable immune responses with the safety characteristics of the replication deficient MVA vector and cost-effective manufacturing. In cancer immunotherapy, we believe that stimulating the immune system to treat or prevent cancers is a compelling concept and that the opportunity for immune-activating technologies is promising, especially in light of advancements such as checkpoint inhibitors leading the way in oncology. Despite drug approvals in limited indications and promising results in clinical trials, there remains a significant need and opportunity for further advancements. We believe our GV-MVA-VLP™ platform is well-suited for delivery of tumor-associated antigens and we plan to pursue development of our platform in this space.

Our programs are in various stages of development. Our most clinically advanced vaccine is focused on prevention of the subtype of HIV prevalent in the regions of the Americas, Western Europe, Japan and Australia; and which we expect will be included in an upcoming clinical trial (HVTN 132) managed by the HIV Vaccine Clinical Trials Network (HVTN) with support from the National Institute of Allergy and Infectious Diseases (NIAID) of the National Institutes of Health (NIH). Additionally, a consortium led by researchers at the University of California, San Francisco (UCSF) is conducting a clinical trial using our vaccine as part of a combinational therapy to induce remission in HIV-positive individuals. We have ongoing government support for our COVID-19 vaccine program through a Small Business Innovative Research (SBIR) grant from NIAID and for our Lassa Fever vaccine program via a grant from the U.S. Department of Defense. Additionally, development of our Sudan ebolavirus and Marburg virus vaccine candidates is being supported, in part, through a collaboration with researchers at the University of Texas Medical Branch (UTMB) and Battelle Memorial Institute utilizing the suite of preclinical services from NIAID.

Our corporate strategy is to advance, protect and exploit our differentiated vaccine/immunotherapy platform leading to the successful development of preventive and therapeutic vaccines against infectious diseases and various cancers. With our design and development capabilities, we are progressing and validating an array of cancer and infectious disease immunotherapy and vaccine product candidates. Our goal is to advance products successfully through human clinical testing and registration, while considering partnership or licensing arrangements for achieving regulatory approval and commercialization. We also leverage third party resources through collaborations and partnerships for preclinical and clinical testing, and manufacturing with multiple government, academic and corporate entities.

We have not generated any revenues from the sale of the products we are developing, and we do not expect to generate any such revenues for at least the next several years. Our product candidates will require significant additional research and development efforts, including extensive preclinical and clinical testing. All product candidates that we advance to clinical testing will require regulatory approval prior to commercial use and will require significant costs for commercialization. We may not be successful in our research and development efforts, and we may never generate sufficient product revenue to be profitable.

Results of Operations

The following tables summarize our results of operations for the three-month and six-month periods ended June 30, 2021 and 2020:

	Three Months Ended June 30,
	2021	2020	Change
Grant and collaboration revenue	$79,708	$440,602	$(360,894)
Operating expenses:
Research and development	832,835	461,421	371,414
General and administrative	733,499	427,292	306,207
Total operating expenses	1,566,334	888,713	677,621
Loss from operations	(1,486,626)	(448,111)	(1,038,515)
Total other income (expense)	172,593	(7,093)	179,686
Net loss	$(1,314,033)	$(455,204)	$(858,829)

	Six Months Ended June 30,
	2021	2020	Change
Grant and collaboration revenue	$190,125	$1,156,579	$(966,454)
Operating expenses:
Research and development	1,435,618	1,270,357	165,261
General and administrative	1,805,209	929,637	875,572
Total operating expenses	3,240,827	2,199,994	1,040,833
Loss from operations	(3,050,702)	(1,043,415)	(2,007,287)
Total other income (expense)	173,891	(7,483)	181,374
Net loss	$(2,876,811)	$(1,050,898)	$(1,825,913)

Grant and Collaboration Revenues

Our grant and collaboration revenues relate to grants and contracts from agencies of the U.S. government and collaborative arrangements with other third parties in support of our vaccine development activities. Detail concerning our grant and collaboration revenues and the remaining funds available for use as of June 30, 2021 is presented in the table below.

	Revenues Recorded During the Periods:					Unused Funds
	Three Months Ended June 30,		Six Months Ended June 30,			Available at
	2021	2020	2021		2020	June 30, 2021
Lassa Fever – U.S. Army Grant	$-	$301,493	$		955,514	$165,500
Covid-19 – NIH SBIR Grant	79,708	-		190,125	-	109,802
Malaria – Leidos Collaboration	-	139,109		-	201,065	-
Total	$79,708	$440,602		$190,125	1,156,579	$275,302

Research and Development Expenses

Our research and development expenses can fluctuate considerably on a period-to-period basis, depending on the timing of expenditures related to our government grants and other research projects, and other factors. We do not disclose our research and development expenses by project, since our employees’ time is spread across multiple programs and our laboratory facility is used for multiple vaccine candidates. We track the direct cost of research and development expenses related to government grant revenue by the percentage of assigned employees’ time spent on each grant and other direct costs associated with each grant. Indirect costs associated with grants are not tracked separately but are applied based on a contracted overhead rate negotiated with the NIH. Therefore, the recorded revenues associated with government grants approximate the costs incurred.

For the three-month and six-month periods ending June 30, 2021, research and development expenses increased by $371,414 (80%) and $165,261 (13%), respectively, versus the 2020 periods primarily due to expenditures related to our COVID-19 vaccine program, manufacturing process development, and a generally higher level of activity, offset in part by the timing and amount of external expenditures related to our government grants. Research and development expense for the three-month and six-month periods of 2021 included stock-based compensation expense of $21,468 and $42,936, respectively; no stock-based compensation expense was allocated to research and development expense for the comparable periods of 2020 (see discussion under “Stock-Based Compensation Expense” below).

General and Administrative Expenses

For the three-month and six-month periods ending June 30, 2021, general and administrative expenses increased by $306,207 (72%) and $875,572 (94%), respectively. General and administrative expense for the three-month and six-month periods of 2021 included stock-based compensation expense of $65,295 and $120,617, respectively; as compared to $12,000 and $18,000, respectively, for the comparable periods of 2020 (see discussion under “Stock-Based Compensation Expense” below). A significant portion of each of the increases is attributable to higher Delaware franchise taxes, with the remainder primarily due to higher legal, accounting and patent costs; insurance costs; consulting fees; Nasdaq listing fees; investor relations costs; and personnel costs.

Stock-Based Compensation Expense

The table below shows the components of stock-based compensation expense for the three-month and six-month periods ended June 30, 2021 and 2020. In general, stock-based compensation expense is allocated to research and development expense or general and administrative expense according to the classification of cash compensation paid to the employee, consultant or director to whom the stock compensation was granted.

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Stock option expense	$56,190	$-	$112,380	$-
Stock issued for consulting services	30,573	12,000	51,173	18,000
Total stock-based compensation expense	$86,763	$12,000	$163,553	$18,000

As a result of the reverse stock splits enacted in April 2019 and in January 2020, we made adjustments and retroactive restatements to all of our outstanding stock options such that the balances in January 2020 were negligible. We therefore recorded no stock-based compensation expense related to our stock option plan for the majority of 2020. We re-initiated employee stock option grants in December 2020.

Other Income (Expense)

Interest income for the three-month and six-month periods ended June 30, 2021 was $1,068 and $3,121, respectively, as compared to $60 and $812, respectively, for comparable periods of 2020. The variances between periods are primarily attributable to cash available for investment and interest rate fluctuations.

Interest expense for the three-month and six-month periods ended June 30, 2021 was $531 and $1,286, respectively, as compared to $7,153 and $8,295, respectively, for comparable periods of 2020. Interest expense relates to the Convertible Debentures, GRA Note, PPP Loan, and (during the 2020 periods) financing costs associated with insurance premiums.

During the three-month and six-month periods ended June 30, 2021, we recorded a $172,056 gain on debt extinguishment associated with the forgiveness of the PPP loan principal and accrued interest discussed above.

Critical Accounting Policies and Estimates

This discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates and adjusts the estimates as necessary. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions.

For a description of critical accounting policies that affect our significant judgments and estimates used in the preparation of our financial statements, refer to Item 7 in Management’s Discussion and Analysis of Financial Condition and Results of Operations and Note 2 to our Consolidated Financial Statements contained in our Annual Report on Form 10-K for the year ended December 31, 2020. There have been no significant changes to our critical accounting policies from those disclosed in our 2020 Annual Report.

Recent Accounting Pronouncements – Information regarding recent accounting pronouncements is contained in Note 3 to the condensed consolidated financial statements, included in this Quarterly Report.

Liquidity and Capital Resources

From inception through June 30, 2021, we have accumulated net losses of approximately $48.7 million and we expect to incur operating losses and generate negative cash flows from operations for the foreseeable future. We have funded our operations to date primarily from sales of our equity securities and from government grants and clinical trial assistance.

The following tables summarize our liquidity and capital resources as of June 30, 2021 and December 31, 2020, and our cash flows for the six-month periods ended June 30, 2021 and 2020:

Liquidity and Capital Resources	June 30, 2021	December 31, 2020
Cash and cash equivalents	$19,538,513	$9,883,796
Working capital	19,297,529	9,424,839

	Six Months Ended June 30,
Cash Flow Data	2021	2020
Net cash provided by (used in):
Operating activities	$(2,879,566)	$(925,493)
Investing activities	(19,929)	-
Financing activities	12,554,212	1,352,834
Net increase in cash and cash equivalents	$9,654,717	$427,341

Operating Activities – Net cash used in operating activities of $2,879,566 for the six months ended June 30, 2021, was primarily due to our net loss of $2,876,811, offset by non-cash items such as depreciation expense, stock-based compensation expense and the gain recognized on extinguishment of our PPP loan, and by changes in our working capital accounts. Net cash used in operating activities of $925,493 for the six months ended June 30, 2020, was primarily due to our net loss of $1,050,898, offset by non-cash charges such as depreciation and stock-based compensation expense, and by changes in our working capital accounts.

Investing Activities – Net cash used in investing activities was $19,929 for the six-month period ended June 30, 2021 and relates to purchases of property and equipment.

Financing Activities – Net cash provided by financing activities was $12,554,212 for the six-month period ended June 30, 2021, consisting primarily of (i) net proceeds of $9,408,920 from the public offering of our common stock, (ii) $3,174,156 of net proceeds from the exercise of warrants, and (iii) $27,864 in principal repayments toward a note payable to the Georgia Research Alliance, Inc. (the “GRA Note”); the GRA Note has now been fully repaid. Additionally, during May 2021, our PPP loan of $170,200, together with $1,856 of accrued interest, was forgiven by the lender and extinguished.

Net cash provided by financing activities was $1,352,834 for the six-month period ended June 30, 2020, consisting of (i) net proceeds from the sale of our convertible preferred stock, (ii) $170,200 of PPP loan proceeds, (iii) $888,500 of net proceeds from issuance of a note payable, and (iv) $5,866 in principal repayments toward the GRA Note.

Funding Requirements and Sources of Capital

Our primary uses of capital are for salaries and related expenses for personnel, manufacturing costs for preclinical and clinical materials, third-party research services, laboratory and related supplies, legal and other regulatory expenses, and general overhead costs. We expect these costs will continue to be the primary operating capital requirements for the near future. We believe our existing cash and cash equivalents will be sufficient to meet our anticipated cash requirements through mid-2023. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially.

Our estimates regarding the sufficiency of our financial resources are based on assumptions that may prove to be wrong. We may need to obtain additional funds sooner than planned or in greater amounts than we currently anticipate. At this time, we believe our cash resources are sufficient to fund our operations through mid-2023. The actual amount of funds we will need to operate is subject to many factors, some of which are beyond our control. These factors include the progress of our research activities; the number and scope of our research programs; the progress and success of our pre-clinical and clinical development activities; the progress of the development efforts of parties with whom we have entered into research and development agreements; the costs of manufacturing our product candidates, and the progress of efforts with parties with whom we may enter into commercial manufacturing agreements; our ability to maintain current research and development programs and to establish new research and development and licensing arrangements; the costs involved in prosecuting and enforcing patent claims and other intellectual property rights; the terms and timing of establishing and maintaining collaborations, licenses and other similar arrangements; the impact of any natural disasters or public health crises, such as the COVID-19 pandemic; the costs associated with any products or technologies that we may in-license or acquire; and the costs and timing of regulatory approvals.

We will need to continue to raise additional capital to support our future operating activities, including progression of our development programs, preparation for commercialization, and other operating costs. Financing strategies we may pursue include, but are not limited to, the public or private sale of equity, debt financings or funds from other capital sources, such as government funding, collaborations, strategic alliances or licensing arrangements with third parties. There can be no assurances additional capital will be available to secure additional financing, or if available, that it will be sufficient to meet our needs on favorable terms. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development of one or more of our product candidates.

We expect our research and development costs to increase as we continue development of our various programs and as we move toward later stages of development, especially with regard to clinical trials. We do not provide forward-looking estimates of costs and time to complete our research programs due to the many uncertainties associated with vaccine development. Due to these uncertainties, our future expenditures are likely to be highly volatile in future periods depending on the outcomes of the trials and studies. As we obtain data from pre-clinical studies and clinical trials, we may elect to discontinue or delay vaccine development programs to focus our resources on more promising vaccine candidates. Completion of preclinical studies and human clinical trials may take several years or more, but the length of time can vary substantially depending upon several factors. The duration and the cost of future clinical trials may vary significantly over the life of the project because of differences arising during development of the human clinical trial protocols, including the number of patients that ultimately participate in the clinical trial; the duration of patient follow-up that seems appropriate in view of the results; the number of clinical sites included in the clinical trials; and the length of time required to enroll suitable patient subjects.

We also expect, for the remainder of 2021, our general and administrative expenses to remain reasonably consistent with that of the half of 2021. We expect that our general and administrative costs will increase beyond 2021 in support of expanded research and development activities and other general corporate activities.

Grant Funding – We have ongoing government support for our COVID-19 vaccine program through a Small Business Innovative Research (SBIR) grant from NIAID and for our Lassa Fever vaccine program via a grant from the U.S. Department of Defense. As of June 30, 2021, there is $275,302 in approved grant funds, which we expect to expend during the remainder of 2021 and early 2022. Additionally, our Sudan ebolavirus and Marburg virus vaccine candidates are being developed in collaboration with researchers at the University of Texas Medical Branch (UTMB) and Battelle Memorial Institute utilizing the suite of preclinical services from NIAID. We are currently seeking sources of capital through additional government and quasi-government grant programs and clinical trial support, although there can be no assurance any such funds will be obtained.

Clinical Trial Support -- NIAID has funded the costs of conducting all of our human clinical trials (Phase 1 and Phase 2a) to date for our preventive HIV vaccines, with GeoVax incurring certain costs associated with manufacturing the clinical vaccine supplies and other study support. We expect that NIAID will also fund the cost of the planned Phase 1 trial (HVTN 132) to further evaluate the safety and immunogenicity of adding “protein boost” components to our vaccine, GOVX-B11. The start of HVTN 132 has been delayed due to COVID-19, and we await further information from NIAID and HVTN on when the trial may commence. Additionally, we are party to a collaboration with a consortium led by researchers at the University of California, San Francisco (UCSF), using our vaccine as part of a combinational therapy to induce remission in HIV-positive individuals; this program is currently undergoing clinical trials. Similar to HVTN 132, this trial has been affected by the pandemic, so we await further information regarding the status of patient enrollment and trial results. Our prior collaboration with American Gene Technologies International, Inc. (AGT) was recently discontinued due to AGT’s remodeling of their clinical trial plans.

Equity Funding – During February 2021, we closed an underwritten public offering of our common stock for net proceeds of $9,408,920. During January and February 2021, certain of our outstanding stock purchase warrants were exercised, resulting in net proceeds to us of $3,174,156. As of June 30, 2021, there are 2,793,635 stock purchase warrants outstanding, including 1,869,966 publicly-traded warrants (Nasdaq: GOVXW) exercisable for cash at $5.00 per share and expiring on September 29, 2025. Should these warrants be exercised in full, we would receive approximately $9.3 million in gross proceeds.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that are likely or reasonably likely to have a material effect on our financial condition or results of operations.

Item 3         Quantitative and Qualitative Disclosures About Market Risk

Not applicable to smaller reporting companies.

Item 4         Controls and Procedures

Evaluation of disclosure controls and procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that the information required to be disclosed in reports filed or submitted under the Securities Exchange Act of 1934, as amended (Exchange Act), is (1) recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms and (2) accumulated and communicated to management, including the Chief Executive Officer and Principal Financial and Accounting Officer, as appropriate to allow timely decisions regarding required disclosure.

Our management has carried out an evaluation, under the supervision and with the participation of our Principal Executive Officer and our Principal Financial and Accounting Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rules 13a-15 and 15d-15 as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.

Changes in internal control over financial reporting

Although we have modified certain of our internal control procedures as a result of the COVID-19 pandemic, there were no significant changes in our internal control over financial reporting that occurred during the three months ended June 30, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Controls

Management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.